EXHIBIT 95.1

MINE SAFETY DISCLOSURES

During the reporting period covered by this report:

The U.S. Mine Safety and Health Administration (“MSHA”) assessed civil penalties totaling $441 for citations related to work performed by our subsidiary MOR PPM Inc. (“PPM”) at the Fort Smith Plant in Sebastian, Arkansas. The Company has no other disclosures to report under section 1503 for this mine for the period covered by this report.

MSHA assessed civil penalties totaling $294 for citations related to work performed by PPM at the Schoolhouse Quartz Plant in Avery, North Carolina. The Company has no other disclosures to report under section 1503 for this mine for the period covered by this report.

MSHA assessed a civil penalty of $147 for a citation related to work performed by PPM at the Kermit Sand mine in Winkler, Texas. The Company has no other disclosures to report under section 1503 for this mine for the period covered by this report.